SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-27347

BENTLEY COMMERCE CORP.

(Exact name of registrant as specified in its charter)

P.O. BOX 6911 BEVERLY HILLS CA 90212 US
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date:  155

Pursuant to the requirements of the Securities Exchange Act of 1934, Bentley Commerce Corp has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.

BENTLEY COMMERCE CORP

Date: July 11, 2007	By: /s/ROBERT SCHUMACHER
PRESIDENT AND DIRECTOR